September 20, 2007

Ms. Mellissa Campbell Duru

Attorney Advisor

Securities and Exchange Commission

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cheniere Energy, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2007
File No. 1-16383

Dear Ms. Duru:

Cheniere Energy, Inc., a Delaware corporation (the “Company”), hereby requests additional time to respond to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 21, 2007 (the “Comment Letter”), with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed April 12, 2007 (File No. 1-16383). This extension is being requested to afford the Company necessary additional time to develop and describe in greater detail the compensation payment methodology anticipated to be utilized for 2007. We believe this extension will allow the Company to enhance substantially the Company’s response to the Staff’s comments.

For the reasons mentioned above, the Company requests that the Staff extend the Company’s deadline to respond to the Comment Letter until October 22, 2007, by which date the Company will provide its response. Thank you for your consideration of this request.

CHENIERE ENERGY, INC.

By:	/s/ Zurab S. Kobiashvili
Name:	Zurab S. Kobiashvili
Title:	Senior Vice President and General Counsel

cc: Meredith S. Mouer (Andrews Kurth LLP)

700 MILAM, SUITE HOUSTON, TEXAS 77002

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